UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.    )

LIFEMD, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53216B 104

(CUSIP Number)

800 Third Avenue, Suite 2800

New York, NY 10022

(866) 351-5907

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Walters Happy David
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,107,260(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,107,260(1)
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

2,107,260(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.23(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.	Consists of 2,107,260 shares of common stock of LifeMD, Inc. (the “Issuer”) held directly by Mr. Walters. Mr. Walters has sole voting and dispositive power over all shares held by him.

2.	Percentage of class based on 25,579,103 total outstanding shares of common stock of the Issuer as of March 15, 2021.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of LifeMD, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 800 Third Avenue, Suite 2800, New York, NY 10022.

Item 2 Identity and Background.

The Statement is being filed by Mr. Happy Walters (“Mr. Walters”). Mr. Walters’ present principal occupation or employment is serving as Chief Executive Officer of Blue Horizon Consulting, LLC (“Blue Horizon”). Mr. Walters is a United States citizen. The business address of Mr. Walters is Blue Horizon Consulting, LLC, 53 Calle Palmeras, 8th Floor, San Juan, Puerto Rico 00901.

During the last five years Mr. Walters has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Walters acquired the reported 2,107,260 shares of Common Stock as follows (except as otherwise indicated, all Common Stock and per share information reflect, on a retroactive basis, a 1-for-5 reverse stock split of Common Stock, which became effective on October 14, 2020): (i) 107,260 shares of Common Stock acquired by Mr. Walters in open market purchases; and (ii) 2,000,000 shares of Common Stock were originally acquired from the Issuer by Blue Horizon, Mr. Walters’ wholly owned company, as a result of the attainment of certain revenue targets, pursuant to a consulting agreement (the “Consulting Agreement”) by and between Blue Horizon and the Issuer, and subsequently distributed by Blue Horizon to Mr. Walters

On August 18, 2020, Mr. Walters beneficially owned 107,260 shares of Common Stock.

On October 15, 2020, the Company issued 800,000 shares of Common Stock to Blue Horizon by virtue of the Company’s attainment of specified revenue targets, pursuant to the Consulting Agreement. These shares were distributed to Mr. Walters on October 17, 2020.

In December 2020, Mr. Walters earned the right to receive the balance of 1,200,000 shares of Common Stock pursuant to the Consulting Agreement, which rights were distributed to him on December 31, 2020. The shares were formally issued to Mr. Walters on February 24, 2021.

Item 4 Purpose of Transaction.

Mr. Walters does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Walters beneficially owns 2,107,260 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 8.23% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b) Mr. Walters holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Walters in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Walters.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares are subject to the terms and conditions of a lock-up agreement, effective November 3, 2020, by and between the Issuer and Mr. Walters (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Mr. Walters is precluded, until May 2, 2021, from selling, granting, lending, pledging, offering or in any way, directly or indirectly disposing of the Common Stock he owns.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Amended Consulting Agreement
2	Form Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2021

/s/ Happy Walters
Happy Walters